Exhibit 99.1

RoyaLand (RLNDF) Anounces Italian Soccer Club Savoia 1908 FC’s Sporting Project and Objectives for the 2026/2027 Season and Beyond

Naples, Italy and Hamilton, Bermuda – September 9, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games as well as ownership and growth of its Italian professional football club Savoia 1908 FC (“Savoia” or the “Club”), today announced Savoia’s sporting project for the 2026/2027 season in Serie C, reflecting on the club’s turnaround since late 2022, and outlining its plans for the years ahead.

A Project Born from Crisis

The current Savoia project was born at the end of 2022, at one of the most difficult moments in the Club’s recent history. Following a serious legal case involving the Club’s former president and previous management, Savoia’s future appeared severely compromised, with a genuine risk that the Club would be wound down altogether.

At that point, Prince Emanuele Filiberto di Savoia stepped in to save a Club that bears his family’s name, joined by his friend and business partner Nazario Matachione, who had previously served as Savoia’s President during the 2003/2004 and 2004/2005 seasons, contributing his experience, technical and managerial expertise, and a deep passion for football (soccer) and for this Club. The new course was launched not only with a sporting objective, but with a determination to mark a clean break from the past and restore to Savoia a strong sense of legality, transparency and belonging to its community.

Since its inception, the project has been developed under Matachione’s leadership as the Club’s GM and Chief Operating Officer. The initial priority was to keep Savoia operational, restore credibility, and build an entirely new organization founded on the principles of excellence, sustainability, and success.

A Five-Year Plan Achieved in Three

Savoia’s original sporting project, launched with the 2023/2024 season while the Club was competing in amateur status or Eccellenza, set out a five-year plan to return Savoia to professional football. In just three seasons, the Club progressed first to Serie D and then, in 2025/2026, secured promotion to Serie C. This was well ahead of schedule, and achieved with one of the lowest budgets in Serie D, offering tangible proof that the Club’s sustainable model could succeed.

A Sustainable Model Built on Youth Development

From the outset, Savoia’s philosophy has centered not on major financial outlays, but on expertise, planning, scouting and the ability to identify talented young players, acquire their registration rights, develop them and progressively turn them into an asset of the Club. The objective is to demonstrate that a club can be competitive with fewer resources than its rivals through careful management and a clear technical, sporting and economic-asset strategy. The current squad reflects this closely: Savoia fields one of the youngest squads in Serie C, with an average player age of 23.2, and, with the exception of two players, every squad member is owned by the Club. According to Transfermarkt, the Savoia 1908 FC playing squad alone has an estimated total market value of approximately €3.88 million for the 2026/27 season. This is evidence, in the Club’s view, that sporting management can create value and assets rather than being viewed simply as a cost.

Early-Season Results: A Young Squad’s Response to Adversity

Savoia opened the season with two league defeats, which is a reminder of how competitive Serie C is for a very young, newly-promoted squad. The team then responded emphatically. After winning 2-1 away at Casertana in the Coppa Italia, Savoia followed with a 3-0 victory away at Catania, whose ambitions lie in promotion to Serie B, taking the Club through to the Round of 16. Just days later, Savoia secured its first Serie C league win of the season, 2-0 at Altamura, marking the Club’s first three points of the campaign. Two consecutive away wins, both by clean sheet, immediately after the opening defeats, plus a league win, illustrate the ability of a very young group to turn a difficult start into an opportunity for growth. Neither the early defeats nor these victories change its long-term strategy: its sporting objective for 2026/2027 remains to secure survival and consolidate the Club’s position in Serie C, one step at a time.

Savoia captures its first league win of the season away at Altamura.

Looking Ahead: A New Five-Year Plan Toward Serie A

Having reached Serie C significantly ahead of its original timetable, Savoia is preparing a new, more ambitious five-year plan, beginning with the 2027/2028 season, with the objective of reaching Serie A within five seasons. As with the current phase, the central question will not simply be how much is invested, but how it is invested, continuing to build value through young players, scouting, player ownership, technical development, growing revenues, and an economically sustainable Club structure.

Savoia unveils its 2026-27 squad with a team celebration, including a cake cutting with RoyaLand founder and CEO Prince Emanuele Filiberto di Savoia.

“Ultimately, the Savoia project is not intended to be simply a story of sporting promotions. We want to try to demonstrate that in football it is possible to combine sporting ambition, excellence, and economic discipline to start with relatively limited resources, use them intelligently, build a sustainable model, create value through the development of players and Club assets, and at the same time, achieve significant sporting results. We started in Eccellenza with a five-year plan to return to professional football, and we achieved that objective in three. Today, in our first season in Serie C, we have secured our first three league points, while our objective remains to maintain our Serie C status and establish the Club in professional football. From the 2027/2028 season, a new five-year plan will begin with a much greater ambition: to try to take Savoia all the way to Serie A, while continuing to follow the same principles of sustainability, legality, planning, and youth development that have defined the project from the very beginning.”

- General Manager and Chief Operating Officer of Savoia, Nazario Matachione.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company’s founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land

www.TheRoyal.Land

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